Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Honeydrop, Inc.
22660 Pacific Coast Highway, Unit 103
Malibu, CA 90265
https://www.honeydrop.com/

Up to $1,069,999.70 in Common Stock at $0.70
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Honeydrop, Inc.
Address: 22660 Pacific Coast Highway, Unit 103, Malibu, CA 90265
State of Incorporation: DE
Date Incorporated: September 19, 2006

Terms:

Equity

Offering Minimum: $9,999.50 | 14,285 shares of Common Stock
Offering Maximum: $1,069,999.70 | 1,528,571 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.70
Minimum Investment Amount (per investor): $249.89

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Time-Based

Super Early Bird

Invest in the first 48 hours and receive 15% Bonus Shares.

Early Bird

Invest in the first week and receive 10% Bonus Shares.

Friends & Family

Invest in the first two weeks and receive 5% Bonus Shares.

Amount-Based

Tier 1 | $249

Receive a case of Honeydrop lemonade.

Tier 2 | $500

Receive a case of Honeydrop + a Honeydrop t-shirt.

Tier 3 | $1,000

Receive 10% off for life + a case of Honeydrop + a tye die t-shirt.

Tier 4 | $2,500

Receive 5% Bonus Shares + lower tier perks.

Tier 5 | $5,000

Receive 10% Bonus Shares + lower tier perks.

Tier 6 | $10,000

Receive 15% Bonus Shares + lower tier perks.

Tier 7 | $15,000

Receive 20% Bonus Shares + lower tier perks.

Tier 8 | $20,000

Receive 25% Bonus Shares + lower tier perks.

All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Honeydrop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.70 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Honeydrop was started as a vision to develop a brand of healthier lemonades containing just a teaspoon of pure raw honey, no refined sugars, made with five simple ingredients, and having just 4g of sugar per bottle. The company markets a line of handcrafted raw cold-pressed juices using medicinal raw honey. Manuka honey and most recently a line of lemonades made with Hemp CBD Extract.

Honeydrop's products are never heated and always kept refrigerated while having a 180-day shelf life.

Honeydrop was originally formed as Birch B LLC, a Delaware LLC, in 2006, the Company converted from an LLC to a Delaware C-Corp on July 12th, 2020.

Competitors and Industry

We compete In the $2B lemonade category and are merchandised with other cold-pressed lemonades and juices such as Suja and Evolution Fresh. We differentiate our

brand by using a drop of raw honey in our products. Raw honey naturally has trace vitamins and anti-oxidants. Not only is honey sweet to taste, but studies suggest raw honey may:

• Alleviate sore throats and coughs more effectively than most over-the-counter medicines

• Protect against chronic conditions such as diabetes, obesity, and hypertension

• Reduce swelling and scarring when used to treat wounds

• Reduce the effects of colitis

Our portfolio of lemonades consists of functional products such as our Turmeric Lemonade to products made with Hemp CBD. Our products sell for $3.49 for our traditional lemonades to $6.99 for our CBD products which are comparable to competitive Cold Pressed lemonades on a price per ounce basis. Our products are Paleo certified.

Current Stage and Roadmap

Our products are currently sold through key distributors and grocers around the country. In 2019, we achieved over $1 million in gross revenue of our products which was approximately over $800,000 in net revenue. With this capital raise, we are working on developing new products and implementing a lifestyle social marketing campaign to boost awareness and trial of our products. Long term, we are working on new processing technology to enhance our shelf life and be more economically appealing for eCommerce orders.

Our current products include:

Cayenne Lemonade: The cold-pressed raw lemons combined with cayenne pepper act as a detoxifying agent that aids the liver in flushing out toxins

Lavender Lemonade: Fresh Brewed Lavender flowers combined with our cold-pressed lemons make for the most relaxing, floral lemonade.

Turmeric Lemonade: We press fresh turmeric root into 14g of turmeric juice (which is a great anti-inflammatory herb) and combined it with Raw USA Honey and pressed lemons.

Passionfruit Lemonade: Cold-pressed passion fruit and lemons combine for a citrus flavor-packed with Vitamin-C that will keep your body moving.

Charcoal Lemonade: This detoxifying lemonade combines Activated Charcoal sourced from Coconut Shells and fresh lemons and raw honey.

Apple Ginger'ade: Our apple ginger booster is packed with raw Manuka Honey, a superfood that acts as a natural antibiotic. Additionally, our cold-pressed apples combined with fresh pressed ginger make for a spicy-sweet lemonade you will crave!

Hemp CBD Lemonade: In 2019 we launched a line of cold-pressed lemonades made with 20mg of CBD Hemp Extract. Like our other products, these SKUs contain just 4g of sugar per bottle and made with a teaspoon of raw U.S. honey. Our products include:

The Team

Officers and Directors

Name: David Luks

David Luks's current primary role is with Gamma Labs. David Luks currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Director
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Operations; David currently does not take any equity or salary compensation. David currently commits approximately 5 hours a week to his role at Honeydrop.

Other business experience in the past three years:

- **Employer:** Gamma Labs
  Title: Sales and Operating Advisor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Advise on Sales and Production Strategies for the Company

Name: Andrew Lorig

Andrew Lorig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Day to Day Management of Marketing, Sales and Operations

Other business experience in the past three years:

- **Employer:** Honeydrop
  Title: Chief Marketing Officer
  Dates of Service: December 01, 2018 - June 01, 2020
  Responsibilities: Managed the marketing strategy of the company.

Name: Bill Davis

Bill Davis's current primary role is with Stance Capital. Bill Davis currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Advise Board on Key Business Matters

Other business experience in the past three years:

- **Employer:** Stance Capital
  Title: CEO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Management of Stance Capital

Name: Jeremy Friedman

Jeremy Friedman's current primary role is with Revitin. Jeremy Friedman currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Advise Board on Key Business Decisions

Other business experience in the past three years:

- **Employer:** Revitin
  Title: CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Oversees day to day operations at Revitin.

Name: Lane Cheek

Lane Cheek's current primary role is with Like Minded Entertainment. Lane Cheek currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director, Board Director
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Advise Board on Key Business Decisions. Lane Cheek is

receiving $60,000 in equity form for work between July 2020 - July 2021. The total # of shares is 86,705 shares which are vested monthly starting July 2020.

Other business experience in the past three years:

- **Employer:** Like Minded Entertainment
  Title: Producer
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Advise Board on Marketing Matters

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
The Company has yet to realize EBITDA from operations to date, and there is little likelihood that the Company will realize any EBITDA in the short term. Any profitability in the future will be dependent upon the successful manufacturing, distribution and marketing of the Company's products. Birch may not be able to successfully carry out its business. There can be no assurance that the Company will ever achieve EBITDA. Accordingly, the Company is a highly speculative venture involving significant financial risk.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our shelf stable lemonades using Pulse Technology. Delays or cost overruns in the development of our shelf stable lemonades using Pulse Technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company was formed on 01/01/09. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Honeydrop has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Honeydrop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Honeydrop could harm our reputation and materially negatively impact our financial condition and business.

Cost Overruns or Manufacturing Delays

The Company may experience substantial cost overruns or delays in manufacturing its finished products and creating a strategy for future stages such as marketing and distributing its products, and the Company may not have sufficient capital to successfully complete the development, selling and marketing of its products. The Company may experience substantial cost overruns and delays in developing, manufacturing, marketing and distributing its products, and may not have sufficient capital to successfully complete its projects. The Company may not be able to manufacture or market its products because of industry conditions, general economic conditions, and/or competition from potential manufacturers and distributors. In addition, the commercial success of any product is often dependent upon factors beyond the control of the company attempting to market the product, including, but not limited to, market acceptance of the product and whether or not third parties promote the products through prominent marketing channels and/or other methods of promotion.

Reliance on Third-Parties For Future Research & Development

The Company is subject to risks associated with developing products, which could delay product introductions and result in significant expenditures. The Company continually seeks to refine and improve upon the physical attributes, marketing and distribution of its products. As a result, the Company's business is subject to risks associated with new product development, including its inability to source raw materials and ingredients, unanticipated manufacturing and distribution problems and the possible insufficiency of funds allocated for the completion of development of a particular product. The occurrence of any of these risks could cause a substantial change in the design, delay in the development, or abandonment of new products. Consequently, there can be no assurance that the Company will successfully develop products or successfully bring to market these new products. Additionally, there can be no assurance that, if developed, new products will meet the Company's current price or performance objectives, be developed on a timely basis or prove to be as effective as other products. The inability to successfully complete the development of a product, or a determination not to complete development of a product, particularly

in instances in which Birch has made significant expenditures, could have a material adverse effect on the Company's operating results.

Key Man Risk

The Company is dependent upon the services of Andrew Lorig. If Mr. Lorig's services were to become unavailable for any reason, the operation of the Company might be adversely affected in a material manner. The Company currently does not maintain key man life insurance on Mr. Lorig.

Changes to the Supply and Price of Raw Materials

The Company is dependent on a steady supply of raw materials to manufacture and distribute its products. The Company's principal raw materials are honey, fruit juice concentrates, tea leaves, natural flavors and colors, custom glass bottles, closures, labels and other packaging materials. Birch anticipates purchasing its raw materials from multiple suppliers. Though none of the materials or supplies anticipated to be used by the Company is presently in short supply, there have been instances of the inability by manufacturers to consistently source ingredients and raw materials. Additionally, the supply and cost of specific materials could be adversely affected by price changes, weather conditions, strikes, governmental controls, fluctuation in oil and other commodity prices or other factors. In addition, honey bees have been susceptible to certain maladies and disorders, including "colony collapse disorder" which killed off more than a third of commercial honey bees in the U.S. in 2007 and 2008. A decrease in the population of honey bees would likely cause an increase in the price of and/or an interruption in the supply of, honey. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on the Company's business and financial results.

Need for Additional Funds

The Company's ability to access capital will depend on its success in implementing its business plan. Additionally, it will depend upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the implementation of the business plan could be delayed and, accordingly, the implementation of the business strategy would be adversely affected.

Inability To Manage Growth

The Company may be unable to manage its growth. The Company may be unable to successfully manage its growth, which could place a strain on management, operations and financial resources. The Company cannot assure investors that its operating and financial systems, administrative infrastructure, planned production capacity, facilities and personnel will be adequate to support its future operations or to effectively adapt to future growth. If the Company cannot manage its growth effectively, its business may be harmed.

Inability To Manage Inventory

If the Company does not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted. If the Company

fails to meet its delivery schedules, it could damage its relationships with distributors and/or retailers, increase its shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver its products on a timely basis, the Company needs to maintain adequate inventory levels of the desired products. If the inventory of its products held by its distributors and/or retailers is too high, they will not place orders for additional products, which would unfavorably impact the Company.

Reliance on Third Parties to Manufacture and Distribute

The Company does not directly manufacture or distribute products, but instead outsources such manufacturing to bottlers and other contract packers and sells its products to distributors who sell to retailers. If the Company is unable to enter into manufacturing or distribution agreements, or if the manufacturing and distribution agreements are not satisfactory, the Company may not be able to develop or commercialize its products as planned or in a timely manner. In addition, the Company may not be able to contract with third parties to manufacture its products in an economical manner.

Competitive Landscape

The liquid refreshment beverage industry is highly competitive and although the Company believes its products offer unique advantages, the Company cannot guarantee that these unique features are enough to effectively capture a significant enough market share to successfully launch and sustain the Company's products. The Company expects to compete for customers with a number of beverage and liquid refreshment manufacturers, both those that offer products already accepted by the marketplace and also those that offer products that make claims similar to those of our proposed products. There is no guarantee the company can convert consumers to habitually purchase its products. To be competitive, the Company must invest significant resources in research and development, sales and marketing, and customer support. The Company may not have sufficient resources to make these investments or to develop the marketing or distribution channels necessary to be competitive, which in turn will cause its business to suffer and restrict profitability potential.

Changing Consumer Preferences

Changes in consumer preference may reduce demand for the Company's products. Consumers are constantly seeking greater variety in their food and beverage offerings. The Company's future success will depend, in part, upon its continued ability to develop and introduce different and innovative beverages. In order to retain and expand its market share, the Company must continue to develop and introduce different innovative beverages although there can be no assurances of its ability to do so. There can be no assurance that consumers will purchase its products. The beverage industry is subject to changing consumer preferences, and shifts in consumer preferences may adversely affect the Company if it misjudges such preferences. The Company may be unable to achieve volume growth through product and packaging initiatives. The Company also may be unable to penetrate new markets. If the Company's revenues decline, its business, financial condition and results of operations will be adversely affected.

Climate Change

Climate change may negatively affect the Company's business. There is concern that a gradual increase in global average temperatures could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changing weather patterns could result in decreased agricultural productivity in certain regions, which may limit availability or increase the cost of certain key ingredients in the Company's products. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt the Company's supply chain or impact demand for the Company's products. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on the Company's business and its results of operations. Sales of the Company's products may also be influenced to some extent by weather conditions in the markets in which the Company operates. Weather conditions may influence consumer demand, which could have an adverse effect on the Company's results of operations.

Regulatory Risk

As a producer of food products, the Company is subject to production, packaging, quality, labeling and distribution standards in each of the jurisdictions where the Company has operations, including those of the U.S. Food, Drug and Cosmetics Act. The Company believes that its current legal compliance program adequately address these concerns and that the Company is in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by the Company or otherwise have a material adverse effect on its business, financial condition and results of operations.

Product Liability

The Company may be liable for product liability claims. The Company presently maintains product liability insurance up to $5,000,000. The Company may be liable for claims in excess of $5,000,000 if the consumption of any of its products causes injury, illness or death. The Company also may be required to recall certain of its products that become contaminated or are damaged or mislabeled. Inability to obtain sufficient insurance coverage in the future at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of its product. The Company cannot assure you that it will be able to obtain or maintain adequate coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Moreover, even if the Company maintains adequate insurance, any successful claim could materially and adversely affect the Company's reputation and prospects, and divert management's time and attention. The Company is not currently aware of any material product liability claim against it or product recall that may be required. However, a significant product liability judgment against Birch or a widespread product recall could have a material adverse effect on the business, financial condition and results of operations of the Company. If the Company is sued for any injury allegedly caused by its current or future products, the Company's liability could exceed its total assets and its ability to pay the liability.

Intellectual Property Infringement Claims

The Company may be involved in lawsuits or proceedings to protect or enforce its intellectual property rights or to defend against infringement claims, which could be expensive and time consuming. Litigation may be necessary in the future to enforce the Company's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention. In addition, in any of these proceedings, a court may decide that its intellectual property rights are not valid or are unenforceable or may refuse to stop the other party from using the intellectual property at issue. An adverse determination of any litigation or defense proceedings could put the use of one or more of its products at risk of being invalidated. In addition, the Company may be enjoined from marketing one or more of its products if a court finds that such products infringe the intellectual property rights of a third party.

Protection of Intellectual Property

If the Company is unable to obtain and maintain protection of its intellectual property, the value of its products may be adversely affected. The Company's business is dependent in part upon the Company's ability to use intellectual property rights to protect its products from competition. To protect its products, the Company has and in the future intends to rely on a combination of trademark, copyright, trade dress, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with any employees and contractors, and confidentiality agreements and protective contractual provisions with any partners, licensors and other third parties. These methods, however, afford the Company only limited protection against competition from other products.

Uncertain economic, credit and political environment

The current global economic, credit and political climate is one of uncertainty. Prior acts of terrorism in the United States, the threat of additional terrorist strikes and the fear of a prolonged global conflict as well as the current Global Pandemic from COVID-19 have exacerbated volatility in the financial and credit markets and can cause consumer, corporate, and financial confidence to weaken, increasing the risk of a "self-reinforcing" economic downturn. A climate of uncertainty may reduce the availability of potential investment opportunities and increase the difficulty of modeling market conditions, reducing the accuracy of the financial projections or may make it difficult or commercially impracticable to obtain credit. Furthermore, such uncertainty may have a material adverse effect upon the results of operations of the Company.

No guaranteed return on investment

No assurance can be given that you will realize a return on your investment or that you will not lose your investment completely. For this reason, you should read this Memorandum, the Subscription Agreement, the Operating Agreement and all of their exhibits carefully, and should consult with your personal attorney, accountant and business advisor prior to making any investment decision.

No distributions planned in the near future

The Company expects that it may not be profitable in the near future and thus does not anticipate declaring or paying any cash distributions in the near future. If the Company becomes profitable, it will likely reinvest those profits for the foreseeable future.

Company with Limited Operating History

We are reliant on one main type of service and have limited operating history. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a small business and the competitive category in which the Company operates.

Limited Operating History

The Company has no track record that would provide a basis for assessing its ability to conduct successful and profitable business activities. Honeydrop may not be successful in carrying out its business objectives. The revenue and income potential of its proposed business and operations are unproven as the lack of operating history makes it difficult to evaluate the future prospects of its business. There is nothing at this time on which to base an assumption that its business operations will prove to be successful or that the Company will ever be able to operate profitably. Accordingly, the Company has a limited track record of successful business activities, strategic decision-making by management, fund-raising ability, and other factors that would allow an investor to assess the likelihood that it will be successful in commercializing its products. There is a substantial risk that Honeydrop will not be successful in implementing its business plan, or if initially successful, in thereafter generating greater operating revenues or in achieving profitable operations.

Cost Overruns or Manufacturing Delays

Honeydrop may experience substantial cost overruns or delays in manufacturing its finished products and creating a strategy for future stages such as marketing and distributing its products, and the Company may not have sufficient capital to successfully complete the development, selling and marketing of its products. The Company may experience substantial cost overruns and delays in developing, manufacturing, marketing and distributing its products, and may not have sufficient capital to successfully complete its projects. The Company may not be able to manufacture or market its products because of industry conditions, reliance on third party plants, general economic conditions, and/or competition from potential manufacturers and distributors. In addition, the commercial success of any product is often dependent upon factors beyond the control of the company attempting to market the product, including, but not limited to, market acceptance of the product and whether or not third parties promote the products through prominent marketing channels and/or other methods of promotion

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Lorig	6,101,878	Common Stock	24.7
David Luks	6,034,140	Common Stock	24.5

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,528,571 of Common Stock.

Common Stock

The amount of security authorized is 27,000,000 with a total of 24,671,280 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Units (Former LLC now Common Stock)
  Type of security sold: Equity
  Final amount sold: $5,671,723.00
  Number of Securities Sold: 7,206,684
  Use of proceeds: Marketing, Sales and Operating the Company
  Date: February 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019, compared to year ended December 31, 2018

<u>Revenue</u>

Net revenue after discounts and allowances for the fiscal year 2019 was $829,515 vs $770,818 for the fiscal year 2018. The +7% increase can be attributed to a combination of selling higher-priced goods, most notably our Hemp-based lemonades as well the opening of more chain stores in FY2019 including The Fresh Market. The business unfortunately was cash constrained throughout the year and unable to fill all of its purchase orders which would have generated more topline and net revenue in FY2019. We believe with additional capital the business will be able to open significantly more retail locations as its products are currently distributed in less than 600 stores across the country.

<u>Cost of Sales</u>

The company's cost of sales increased in FY2019 to 53% of net revenue from 42% of net revenue in FY2018. Cost of sales increased as the company manufactured its hemp lemonades in a smaller and less efficient bottling plant than its core cold-pressed lemonades, where the combination of the co-packing and HPP tooling costs were 31% higher than its core lemonades. Additionally, as the company was cash constrained

during various times of FY2019, it was forced to order packaging and ingredients for production runs at smaller quantities and at the last minute which increased its variable costs and freight costs associated with its finished products.

Gross Margins

Though net revenue was higher in FY2019, due to less efficient production, the company realized $387,896 in gross profit in FY2019 vs $449,886 in FY2018.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services such as sales brokers, research and development expenses for new products, and outsourced merchandising services. Expenses in 2019 decreased -$247,599 in FY2019 vs FY2018. The company cut approximately -$235,000 from its compensation and brokerage fees (general and administrative costs) by termination a relationship with a national food brokerage who served as an external sales resource while also lowering the headcount of full-time employees with the company. The company also lowered R&D costs associated with the development of new products by approximately -$15,800.

Historical results and cash flows:

The company has continued to over-invest in marketing and sales relative to revenue with the goal to develop and grow a loyal fan base of retailers and consumers. With this capital raise, the company will be launching shelf-stable products that are better suited for fulfilling eCommerce sales while also promoting its current product portfolio more aggressively online. The company expects to continue to operate below EBITDA as it overinvests in marketing and an influencer campaign to drive sales and total consumer awareness.

Importantly, fast-growing beverage companies typically operate below break-even EBITDA as they grow their brand and spend a large portion of revenue on sales and marketing. We feel our growing consumer awareness and adoption of our products will lead to more favorable COGS and position the company to realize positive EBITDA in the future.

The company has yet to realize positive net income or cash flow since its inception. Investors should expect continued net income losses and negative net cash from operating activities in the future, similar to historical results.

Cash from Operating Activities was used to fund marketing and sales initiatives over the past two years. The most intensive expenses were:

1) a sales team to manage direct store beverage distributors;

2) sampling and grassroots events to develop consumer trial and awareness of our products and;

3) funds to advertise on social media and with influencers to promote our product. The company also paid slotting fees to retailers such as Fresh Market, Kroger, and Kings over the past two years to gain shelf space.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has the following capitial resources available:

-- $140,000 credit line with American Express

-- $71,000 of cash on hand

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to drive the company's future performance. Though the company has a credit line to help fund its working capital, the company needs new equity to support its marketing and sales activities as it continues to operate below breakeven EBITDA in its efforts to grow its consumers awareness and sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We expect the funds from this capital campiagn to consist of 85% of the total capital for the company should we be sucussful in completing our entire raise on Start Engine.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect the company to be able to operate for 6 months before needing additional capital if we raise the minimum allowable equity with this raise.

How long will you be able to operate the company if you raise your maximum funding goal?

Given the company's ability to operate efficiently over the years, we expect this raise to allow the company to operate for a minimum of 2 years if we complete our entire raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has also been speaking with its largest exisiting shareholders about continue to invest in the company's success.

Indebtedness

- **Creditor:** Citibank
  Amount Owed: $38,400.00
  Interest Rate: 1.0%
  Maturity Date: May 03, 2022
  On May 3, 2020, Birch, B., received a Paycheck Protection Program (PPP) loan from Citibank in the amount of $38,400 with an interest rate 1%. The loan matures on May 03, 2022 and is subject to forgiveness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,269,896.00

Valuation Details:

The Company determine its pre-money valuation based on multiple factors. First, our pre-money valuation is based on having 24,671,280 fully diluted common shares at $0.70 a share. We are raising capital at our current share price. We also analyzed comparable functional food and supplement companies that have raised, or are currently raising capital with over $1M in revenue at a $20M valuation.

Second, another cold-pressed beverage company raised capital at a $22M pre-money value last year when doing less than $1M in revenue. Lastly, the public markets are recognizing beverage companies such as Celsius with a market capitalization at 22x revenue.

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. The company currently does not have any preferred stock, any oustanding options, warrants, or other securities with a right to acquire shares are exercised, nor any shares reserved for issuance under a stock plan issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Use of proceeds will go to marketing and fulfilling orders of our current lemonade lines as well as innovating new product lines and merchandise sold on our eCommerce platform.

If we raise the over allotment amount of $1,069,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  Funds will be used to develop and launch new products as well as execute an influencer marketing campaign to raise awareness and trial o our products

- *Research & Development*
  6.5%
  We will use funds on research and development of new products

- *Working Capital*
  20.0%
  We will use funds to help manage our working capital to ensure we always have adequate inventory of our products on hand

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.honeydrop.com/ (www.honeydrop.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/honeydrop

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Honeydrop, Inc.

[See attached]

BIRCH B, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Birch B, LLC
Malibu, California

We have reviewed the accompanying financial statements of Birch B, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 12, 2020
Los Angeles, California

BIRCH B, LLC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	44,281	$	30,814
Inventories		448,089		480,926
Accounts receivable—net		107,277		183,754
Prepaids and other current assets		23,981		23,981
Total current assets		**623,628**		**719,474**
Property and equipment, net		8,551		-
Other Asset		9,475		9,475
Total assets	$	**641,654**	$	**728,949**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	536	$	536
Credit Card		9,574		-
Current portion of Loan		1,411		6,116
Other current liabilities		637		637
Total current liabilities		**12,158**		**7,289**
Auto loan		-		1,411
Total liabilities		**12,158**		**8,700**
MEMBERS' EQUITY				
Members Equity		629,496		720,250
Total members' equity		**629,496**		**720,250**
Total liabilities and members' equity	$	**641,654**	$	**728,949**

See accompanying notes to financial statements.

BIRCH B, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	829,515	$	770,818
Cost of goods sold		441,620		320,932
Gross profit		387,896		449,886
Operating expenses				
General and administrative		692,886		928,107
Research and development		10,810		26,616
Sales and marketing		45,908		42,480
Total operating expenses		749,604		997,204
Operating income/(loss)		(361,709)		(547,318)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(361,709)		(547,318)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(361,709)	$	(547,318)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Members' Equity		Total Members' Equity	
Balance—December 31, 2017	$	1,029,660	$	1,029,660
Net income/(loss)		(547,318)		(547,318)
Contribution		237,907		237,907
Balance—December 31, 2018	$	720,249	$	720,249
Net income/(loss)		(361,709)		(361,709)
Contribution		270,956		270,956
Balance—December 31, 2019	$	629,497	$	629,497

See accompanying notes to financial statements.

BIRCH B, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(361,709)	$	(547,318)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,276		-
Bad debt expense		33,176		114,261
Changes in operating assets and liabilities:				
Inventory		32,837		(157,478)
Accounts receivable—net		43,300		(74,794)
Prepaids and other current assets		-		-
Other Asset		-		-
Accounts payable		0		(0)
Credit Card		9,574		935
Other current liabilities		-		-
Net cash provided/(used) by operating activities		**(238,546)**		**(664,394)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(12,827)		-
Net cash provided/(used) in investing activities		**(12,827)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution/(Distribution)		270,956		237,907
Auton loan		(1,411)		(12,742)
Current portion of Loan		(4,706)		6,116
Net cash provided/(used) by financing activities		**264,840**		**231,281**
Change in cash		13,467		(433,112)
Cash—beginning of year		30,814		463,926
Cash—end of year	$	**44,281**	$	**30,813**

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Birch B, LLC was formed on September 19, 2006 in the state of Delaware. The financial statements of Birch B, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Malibu, California.

Honeydrop Beverages is an all-natural line of honey infused teas and juices. Each bottle contains one full tablespoon of pure honey (never any refined sugars!) and weighs in at 100 calories or less. Honeydrop donates 1% of proceeds to local beekeepers throughout the country to help battle Colony Collapse Disorder (CCD), an epidemic threatening the global bee population.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company has recognized bad debt provision in the amount of $33,175 and $114,261, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
2007 Toyota Prius	20 years
2014 Jeep Cherokee	20 years
Automobile	20 years
Chevy Astro Van 2005	20 years
FS-30 Cold Press Juicer	5 years
Furniture and Equipment	5 years
Label Development	5 years
Label Equipment	5 years
Website Development	3 years
Custom Glass Mold	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state

income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its cold pressed lemonades to distributors of refrigerated foods and beverages who in turn sell the company's products to retailers such as Whole Foods when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Costs of Net Revenues

Costs of net revenues include the cost raw materials, bottles, caps, freight and shipping.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 12, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for

fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 437,622	$ 470,459
Raw Materials	10,467	10,467
Total Inventories	**$ 448,089**	**$ 480,926**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid Expenses and Other Current Assets consist of:				
Prepaid Juices	$	23,981	$	23,981
Total Prepaids Expenses and Other Current Assets	$	**23,981**	$	**23,981**

As of Year Ended December 31,		2019		2018
Other Assets consist of:				
Security Deposit	$	9,475	$	9,475
Total Other Assets	$	**9,475**	$	**9,475**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Payroll Liabilities		637		637
Total Other Current Liabilities	$	**637**	$	**637**

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2019		2018
2007 Toyota Prius	$	6,000	$	6,000
2014 Jeep Cherokee		37,587		37,587
Automobile		31,417		31,417
Chevy Astro Van 2005		(3,560)		(3,560)
FS-30 Cold Press Juicer		22,665		22,665
Furniture and Equipment		6,896		6,896
Label Development		39,100		39,100
Label Equipment		3,704		3,704
Website Development		77,271		64,444
Custom Glass Mold		67,620		67,620
Property and Equipment, at Cost		**288,700**		**275,873**
Accumulated depreciation		(280,149)		(275,873)
Property and Equipment, Net	$	**8,551**	$	**-**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $4,276 and $0 respectively.

6.   RELATED PARTY

There are no related party transactions.

7.   DEBT

Auto Loan Payable (2014 Jeep)

On July 15, 2014 the Company had received loan in the amount of $37,587 from Valley National Bank for a 2014 Jeep Cherokee. The loan carries an interest rate of 3.9% and matures on July 15, 2020.

As of December 31, 2019, and December 31, 2018 the outstanding balances were $1,411 and $7,526 respectively. The entire balance of $1,411 was classified as current in 2019 and $6,116 was classified as current in 2018.   During 2020, the loan outstanding balance was paid off and closed.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2019 and 2018, the company paid month to month rent for an office space to WeWork.

Rent expense for the fiscal years 2019 and 2018 was $4,124 and $1,950, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Honeydrop Holding Company, L	7.94%
Andrew M. Lorig	13.02%
Charles Mallory Trustee	0.88%
Conrad Woo	0.44%
Daniel J. Lorig	0.44%
David R. and Michele H. Mitteln	0.88%
Eleanor Lorig	7.64%
Cathy Triant	1.76%
Henry Francis Mallory Trust	1.05%
Joan Jansen	0.88%
Joseph A. Pappalardo	0.88%
Matthew and Elizabeth Earley	0.88%
Michael A. Lorig	4.39%
Solomon Roth Trust - 2004	0.88%
Loreto Bard	0.22%
Robert Bard	0.44%
1993 Crummey Trust FBO Benja	0.44%
1993 Crummey Trust FBO Charle	0.44%
1993 Crummey Trust FBO Olivia	0.44%
1993 Crummey Trust FBO Hollar	0.44%
Seven Hills	3.98%
John Altomare	0.88%
Ken Ansin	0.88%
Margo Holloway	0.44%
Peter Kiernan	1.67%
Paul Higgins	1.32%
Harold S Handelsman Revocable	0.66%
Grant Hosking	0.09%
George Savaricas	0.09%
David Luks (Founder Initial Capi	24.46%
Mareill Kiernan	4.33%
Andrew Lorig	11.71%
Dan Lorig	1.42%
Jason Morales	2.34%
RJ Crai	0.04%
Lane Cheek	0.35%
Taylor Frost	0.44%
Katie	0.47%
Ryan Rottman	0.01%
William Smith	0.01%
Christian Antidormi	0.01%
Jennifer Haney	0.01%
Caroline Johnson	0.01%

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 12, 2020, the date the financial statements were available to be issued.

On May 3, 2020, Birch, B., received a Paycheck Protection Program (PPP) loan from Citibank in the amount of $38,400 with an interest rate 1%. The loan matures on May 03, 2022 and is subject to forgiveness.

The auto loan was paid off during 2020 as discussed in note 7.

On July 20, 2020, Birch B, LLC. converted to a Delaware C Corporation called Birch B, Inc. Birch B, Inc is authorized to issue a total of 1,000,000, shares of Stock at a par value of $0.0001.

On July 24, 2020, the company amended its articles of incorporation to change its name from Birch B, Inc. to Honeydrop, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $361,709, an operating cash flow loss of $238,546 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Honeydrop
From the Bee To The Bottle





⊘ Website   📍 Malibu, CA   FOOD & BEVERAGE

We make premium cold-pressed Lemonades made with a "drop" of Raw Honey while containing just 4g of sugar & 16 calories per bottle.

$0.00 raised ⓘ

0 Investors	**$17.3M** Valuation
$0.70 Price per Share	**$249.89** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Honeydrop's products are distributed & supported all across the New York tri-state area with the largest premium beverage distributor in the region as well as nationally with warehouse distributors.

- Honeydrop is developing multiple innovative shelf-stable products across a number of new categories available to ship via eCommerce & set to launch over the next year.

- Honeydrop has built a cult following of celebrity & socially influential fans who continue to organically support us & who we plan to work with across a number of new exciting marketing campaigns to promote brand awareness going

forward.



From the Bee to the Bottle

Honeydrop is a fun, active lifestyle brand made with the highest quality ingredients with the goal of supporting your healthy lifestyle while trying to leave the planet a better place than how we found it. Honeydrop's cold-pressed lemonades are never heated, made with just a drop of raw honey, and contain just 4g of sugar & 16 calories per bottle. Our fresh pressed lemons provide

Vitamin C in every bottle while our functional ingredients like Turmeric, Passionfruit, Lavender all provide added benefits. Additionally, we support our most important partner, the bee population, by providing funds from every bottle purchased to build new beehives in an effort to fight colony collapse disorder. Bees pollinate 1/3rd of all produce. No bees, no produce, no animals, no humans! Come join our team!



OUR TRACTION

Our products line the shelves of retailers like Whole Foods, Fairway, CVS, and more

We launched Honeydrop in Brooklyn, New York & with the limited capital expanded across the tristate area, opening up chains such as Whole Foods, Fairway, Kings, Shop Right, Citarella, Duane Reade & Walgreens in partnership with a leading beverage distributor. We then began moving into Southern California launching with Erewhon & Lazy Acres Market. We have realized over $8 million in lifetime sales with over $1.1M in gross revenue coming in 2019 from less than +600 retail locations.



With a strong beachhead in New York, New Jersey, and Connecticut and expanding presence in Southern California, we plan to go deep in these markets and build a strong social following for Honeydrop.



The lemonade market is expected to grow at 6.8%

The lemonade drinks market is expected to grow 6.8% CAGR from 2020 – 2025 as consumers recognize the benefits that fresh lemons offer such as rich in Vitamin-C without compromising taste. The lemonade market has traditionally been dominated by highly processed brands that use juice concentrates, flavors, and high fructose corn syrup to sweeten their drinks.



(Source 1 & Source 2)



(Source 1 & Source 2)

What was once old is now new again as lemonades are poised to be today's

What was once old is now new again as lemonades are poised to be today's healthier beverage as consumers move away from drinking carbonated soft drinks!

Honey consumption also continues to increase as consumers seek alternatives to high fructose corn syrups and white refined sugars and resonate with the benefits of raw honey.

Lastly, the benefits of manuka honey and its anti-bacterial properties continue to grow. In FY2017, manuka honey exports from New Zealand soared 41% vs 2016!






One of the only cold-pressed lemonades



 

Cold Pressed; Never Heated

Just a Teaspoon of Raw Honey







Only 4g of sugar & 16 calories per bottle

Made with fresh lemons, herbs





Never From Concentrate





Raw Honey naturally has trace vitamins and anti-oxidants; Does not spike blood sugar







180 day shelf life if refrigerated





$2.99 - $3.99 suggested selling price

Our low sugar lemonades are made with a "drop" of the purest raw honey while containing just 4g of sugar per bottle. Unlike highly processed lemonades on the market containing between 30 to 50g of sugar per bottle, Honeydrop uses no preservatives, colors, or added flavoring in our products to provide you the purest functional lemonade found on store shelves today. Additionally, we never heat our products maintaining the highest nutritional value possible. Many of our competitors claim to be cold-pressed while in fact pasteurizing their liquid.

THE BUSINESS MODEL

Blended average of 47% margins and $3.49 MSRP

Not only have we designed and manufactured a product that people love, alongside a mission of sustainability, but our blended average of 47% margins allows us to beat out the competition and reinvest in our business to produce and innovate along new product lines and ideas.



$2.99 - $3.99 price per bottle

47% profit margin





Seasoned veterans of the beverage industry

Our operating team and Board have a combined +50 years of experience working in food and beverage companies such as Frito Lay, PepsiCo, and Anheuser Busch. Our marketing team has significant experience in developing influential content that spans all medium including movies.

Invest in Honeydrop and help save our bees

Joining the Honeydrop Team means not only growing a fun and active lifestyle brand but also helping to contribute to important causes including fighting Colony Collapse Disorder, a deadly disease that has decreased the bee population by over 1/3rd. Bees pollinate 1/3rd of all produce including 100% of Almonds and

by over 1/3rd. Bees pollinate 1/3rd of all produce including 100% of Almonds and Avocados. Supporting the bee population means you are supporting the future growth of our produce supply chain!





In the Press

BEVNET.   Women's Health
Navigation

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Meet Our Team






Andrew Lorig
President & CEO

Andrew is the President of Honeydrop where he is responsible for the marketing, sales, and overseeing operations for the company. Andrew has over 10 years of traditional beverage marketing and sales experience. He was previously CMO of Honeydrop where he passionately led the marketing for the company including ideating and creating new SKUs and forming partnerships with influencers and celebrities to generate buzz for the company. He also has experience managing and working with our largest distributors in NY and Los Angeles.





David Luks
Founder & Board Director

David has over 20 years of CPG marketing and sales experience. He is the founder of Honeydrop, which he started after being diagnosed with cancer and wanting a low sugar lemonade with unrefined ingredients such as raw honey.

Previously, David spent over eight years with PepsiCo where he developed marketing campaigns, launched new products, and managed the P&L for Pepsi, Diet Pepsi, Pepsi's Energy Drink Portfolio, and SoBe Beverages

Prior to PepsiCo, David worked with ACNielsen, where he provided market research and consulted for such CPG clients as Colgate Palmolive, the Hain Food Group, and Revlon.

David currently works as an advisor for CPG brands in the supplement and plant protein spaces.





Jeremy Friedman
Board Director

Jeremy is currently COO of Revitin, an early-stage health care company focused on the oral microbiome and products that nurture the mouth's native bacteria for optimal health. He is also a Managing Director at Green Circle Capital, an investment bank focused on M&A and capital raises in the health and wellness space. Previously he spent seven years



Bill Davis
Board Director

Bill is the Managing Director for Stance Capital, LLC. Prior to Stance, Mr. Davis was co-founder and Managing Director of Empirical Asset Management, and Portfolio Manager on EAM Sustainable Equity, a strategy he launched in 2014. Prior to co-founding Empirical, he was the founder and CEO of Ze-gen, a venture and private equity-backed renewable energy



Lane Cheek
Creative Director of Media Production, Board Director

Lane is a film and tv producer and writer. She began her career as one of the youngest members of IATSE working in Set Design, Art Coordinating, and Assistant Prop Master for shows like "Modern Family", "The Vampire Diaries" and "The Bachelor". She recently produced the show, "License to Kill", and the environmental



Taylor Frost
Creative Director of Brand Development

Drawing from her background in Apparel with a focus on Creative Direction, Taylor Frost joined the Honeydrop team in 2019. Throughout her career, she has played a key role in record sales increases and company pivots for her brands, which range from Fortune 50 to the startup world. From Show Me Your Mumu and Dillard's department

on the buy-side, investing in the health and wellness industry, as well as special situations, where he worked for the family office Palm Ventures and the venture fund New Ground Ventures. Previously he spent 10 years at Bear Stearns and the boutique bank Integrated Finance where he focused on M&A. Prior to investment banking, Jeremy worked in Mexico City as a management consultant for a spin-off of Booz Allen Hamilton. He earned a B.A. from Stanford University and an MBA from the University of Chicago.



company. Mr. Davis received a B.A. from Connecticut College, and his career in business has included serving as CEO or founder of numerous companies including Database Marketing Corporation in 1986, Holland Mark in 1997, and Cambridge Brand Analytics in 2003. He is Vice-Chair of Impact Infrastructure, LLC, and serves on not-for-profit boards of Ceres and Seven Hills Global Outreach. He is a founding member of the President's Council of Ceres. Mr. Davis has taught at Columbia University Center for Environmental Research and Conservation, and guest lectured at Harvard College, Harvard Business School, MIT, MIT/Sloan, and Vanderbilt University.



Kim", and the environmental documentary, "Our Planet 360". She is currently in pre-production on a drama feature set to shoot in California this fall and co-wrote a rom-com feature that she is producing with Resonate Entertainment. She serves as a judge at the Mammoth Film Festival and resides in Los Angeles. Lane is a producer for Like Minded Entertainment, and works for the company approximately 5 hours a week.



stores, to beverage and small accessory categories, Taylor has extensive experience navigating the full B to C customer lifecycle. She specializes in creating content and executing campaigns that engage the customer to the point that they feel ownership in the brand lifestyle, and become loyal consumers. For Honeydrop, she is responsible for visuals, content creation and brand positioning along with the Marketing team.





Katie Durko
Advisor to Board of Directors

Katie Durko is the co-founder of The Edit, a female-founded creative social media agency that builds lifestyle, beauty, celebrity & fashion brands, as well as personalities into trending and relevant household names. Prior to the development of The Edit, with an extensive background in digital marketing, social media, and public relations, Katie worked with brands such as Burberry and Monique Lhuillier, helping leverage their brand presence to its fullest potential. In late 2015, she founded a boutique social media agency called The Social Kat, specializing in social media management for brands.



Offering Summary

Company :	Honeydrop, Inc.
Corporate Address :	22660 Pacific Coast Highway, Unit 103, Malibu, CA 90265
Offering Minimum :	$9,999.50
Offering Maximum :	$1,069,999.70
Minimum Investment Amount (per investor) :	$249.90

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	14,285
Maximum Number of Shares Offered :	1,528,571
Price per Share :	$0.70
Pre-Money Valuation :	$17,269,896.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and

Investment Incentives and Bonuses*

Time-Based

Super Early Bird

Invest in the first 48 hours and receive 15% Bonus Shares.

Early Bird

Invest in the first week and receive 10% Bonus Shares.

Friends & Family

Invest in the first two weeks and receive 5% Bonus Shares.

Amount-Based

Tier 1 | $249

Receive a case of Honeydrop lemonade.

Tier 2 | $500

Receive a case of Honeydrop + a Honeydrop t-shirt.

Tier 3 | $1,000

Receive 10% off for life + a case of Honeydrop + a tye die t-shirt.

Tier 4 | $2,500

Receive 5% Bonus Shares + lower tier perks.

Tier 5 | $5,000

Receive 10% Bonus Shares + lower tier perks.

Tier 6 | $10,000

Receive 15% Bonus Shares + lower tier perks.

Tier 7 | $15,000

Receive 20% Bonus Shares + lower tier perks.

Tier 8 | $20,000

Receive 25% Bonus Shares + lower tier perks.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Honeydrop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, If you buy 100 shares of Common Stock at $0.70 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

GRAPHIC: Honeydrop logo

GRAPHIC: David Luks - Founder and Board Member

VO: Hi, I'm David Luks & I am the founder and Board Member of Honeydrop Beverages. After spending over a decade of my life at large food and beverage companies where I marketed highly artificial food and beverages and being diagnosed with cancer; I decided to make a change in my life.

VO: After visiting my nutritionist and learning about the benefits of the Paleo diet and specifically the benefits of unrefined ingredients such as raw honey I decided to do some research and I learned that most food and beverages containing honey, actually contain highly refined sugars like white sugar and high fructose corn syrup and artificial flavoring.
With that, I started Honeydrop. A line of cold-pressed lemonades, made with a drop of raw honey, fresh fruits like passionfruit, herbs like turmeric, and teas like lavender.

VO: With the global lemonade market expected to grow 5% over the next five years our products are well-positioned to compete for consumer demand. Majority of lemonades on the market contain 30 to 50 grams of sugar per bottle while ours contain just 16 calories and have four grams of sugar. Additionally, it is important that we give back a Honeydrop which is why one percent of proceeds goes to our buy a bottle save the bee initiative where we donate proceeds to fight colony collapse disorder.

GRAPHIC: Andrew Lorig - President

VO: We launched Honeydrop in Brooklyn New York & with the limited capital we had compared to our competition, really tried to go as deep as possible in that very competitive market. We expanded across the tristate area, opening up chains such as Whole Foods, Fairway, Kings, Shop Right, Citarella, Duane Reade & Walgreens. We then began moving into Southern California launching with Erewhon & Lazy Acres Market. You can also find our lemonades in parts of New England, Florida & Texas. With very little capital raised & almost zero debt, we have done over 8 million in lifetime sales. Over the last three years, Honeydrop has been growing annually on average at 7.4% with almost zero marketing budget and extensive "out of stock" situations due to surging demand and limited capital to manage cash flow. We have a very hardworking and dedicated team with a combined 70 years of food and beverage experience in which every member has an ownership stake in the brand. We have built an extremely loyal following of consumers and influential fans who organically advocate for us across their social media platforms. Additionally, we are also working on a number of exciting new innovations across multiple categories set to launch over the next year.

VO: Honeydrop is a fun, active lifestyle brand on the rise made with the highest quality ingredients and a strong sales History in New York's highly competitive market but we have a long road in front of us. With these uncertain times, we are raising capital to continue to support & grow our current offerings with reinforced sales, expand our reach into other

markets, innovate new products & implement a new innovative marketing strategy to really get the word out there about our brand.

Thanks & Bee Well.

Graphic: Honeydrop logo. Bee a part of our family. Invest Today!

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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